May 23, 2007
009491/0002
Via Federal Express
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Ms. Pamela Long Mr. Edward M. Kelly, Esq. Mr. Dale A. Welcome Ms. Anne M. McConnell
Re:	Synthesis Energy Systems, Inc. Registration Statement on Form SB-2 filed January 31, 2007 File No. 333-140367
Ladies and Gentlemen:
     This letter is in response to your letter dated May 14, 2007, to Synthesis Energy Systems, Inc., a Delaware corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced registration statement on Form SB-2 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in your letter, and, when appropriate, I have indicated the location of the requested revision in the copies of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), as filed with the Commission today. We are also sending to the Staff, by Federal Express, four (4) copies of Amendment No. 4 marked to show changes from the amendment to the Registration Statement filed on May 1, 2007.
Pre-Effective Amendment to Form SB-2 filed May 1, 2007
General
1. In response to your comment, the Company has included in Amendment No. 4 the financial statements and related disclosures for the quarter ended March 31, 2007 as required by Item 301(g) of Regulation S-B.

U.S. Securities & Exchange Commission
May 23, 2007

Selling Stockholders, page 29
2. In response to your comment, the Company has added new footnotes to the Selling Stockholder table to reflect how each of those additional selling stockholders identified in the Registration Statement acquired their shares. The Company has also obtained confirmation that, except as otherwise stated in the footnotes, none of the selling stockholders identified in the Registration Statement (i) has held any position, office or other material relationship within the past three years with the Company or any of its predecessors or affiliates; (ii) are registered broker-dealers; or (iii) are affiliates of registered broker-dealers.
Note 2. Summary of Significant Accounting Policies, page F-7
3. In response to your comment, the Company has revised its disclosure to provide information regarding additional documents which were executed by the two founders in connection with the restructuring and which further demonstrates the Company’s compliance with EITF 02-05 with respect to the restructuring. Each of the two founders owned 50% of the outstanding interests in Synthesis Energy Systems, Inc. and Synthesis Energy Systems, LLC, and in order to facilitate the restructuring, they each executed a written consent, as the two owners of such companies, on March 18, 2005 approving the restructuring. In addition, each of the two founders executed exchange agreements with Synthesis Florida, whereby they exchanged their interests in Synthesis Energy Systems, Inc. and Synthesis Energy Systems, LLC for shares in Synthesis Florida. The Company believes this written consent and the exchange agreements are contemporaneous, written evidence that provides the additional support to adequately demonstrate its compliance with EITF 02-05 with respect to the restructuring.
Note 2. Accounting for Stock-Based Compensation, page F-28
4. In response to your comment, the Company has determined that an error was made in the table by not including the appropriate numbers in the appropriate columns. The Company has revised the table to correct this error in Amendment No. 4.
Exhibit Index
5. In response to your comment, the Company has revised the exhibit index to change the exhibit number assigned to each exhibit back to what was initially assigned to such exhibit in prior amendments to the Registration Statement.
Exhibit 10.17
6. In response to your comment, the Company has revised the exhibit index to reflect that Exhibit 10.17 should be Exhibit 10.16 and that it was filed with Amendment No. 4 to the Registration Statement.

U.S. Securities & Exchange Commission
May 23, 2007

Other
7. The Company notes your comment regarding filing a marked or redlined version of changed materials a pre-effective amendment to the Registration Statement. The Company has corrected, and complied with, this in regards to this filing and will do so with regards to its future filings.
     This letter has been prepared at the direction of, reviewed and approved by, the appropriate senior officers of the Company. Please call the undersigned at (713) 226-6674 with any additional comments or questions you may have.

Sincerely yours,
/s/ Robert G. Reedy
Robert G. Reedy

RGR
Enclosures
cc: Mr. Timothy E. Vail